Cocrystal Pharma, Inc.

19805 North Creek Parkway

Bothell, Washington 98011

April 29, 2026

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Attention: Mr. Tim Buchmiller

Re:	Cocrystal Pharma, Inc.
Registration Statement on Form S-3
File No. 333-295279

Dear Mr. Buchmiller:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, Cocrystal Pharma, Inc. is hereby requesting that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 p.m., Eastern Time on Friday, May 1, 2026, or as soon thereafter as may be practicable.

If you have any questions regarding this request, please contact Michael Harris, our legal counsel at (561) 644-2222.

Very truly yours,

/s/ James Martin
James Martin
Co-Chief Executive Officer and Chief Financial Officer

cc:

Michael D. Harris, Esq.

Constantine Christakis, Esq.